Check Technology Corporation

ANNUAL REPORT 2001

INTELLIGENT AND SECURE DIGITAL PRINTING SOLUTIONS

Opening doors to new markets and technologies

About Check Technology Corporation

Founded in 1981, Check Technology Corporation is a global leader in the design, manufacture and delivery of advanced print-production systems for financial, security, forms and commercial printers worldwide. The Company currently has more than 540 systems installed and does business in more than 50 countries. Check Technology serves its customers from its headquarters in Minneapolis, and subsidiaries in the United Kingdom, France and Canada. The Company's common stock is publicly traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: CTCQ.

Check Technology's core expertise is the design and manufacture of intelligent and secure digital printing solutions, supported by a customer service organization focused on flexibility and responsiveness. It is this combination of performance and service that sets the Company apart within its specialized print markets. Those markets begin with check printing and check writing, and include a growing range of financial and non-financial document production.

Performance

Equipment performance and reliability are essential to our customers' productivity and profitability. The competitive advantage of each of our customers is often tied closely to the digital printing solution they choose—the industry-leading speed and capacity of our *Imaggia* systems, for example. We stay focused on performance as it relates to our customers' results.

Service and Support

From the first sales call, to installation, and on through the entire life of each printing solution, Check Technology is with each customer every step of the way. We offer integration and application engineering expertise, customized maintenance and consumable plans, experienced local and centralized technical support, flexible training programs and more.

Partnerships

From print job composition to finishing, Check Technology and our world-class partners offer an impressive array of pre- and post-processing solution elements. Our application engineers and project managers work closely with these partners to offer the best combination of products and services to meet customers' specific application requirements. This strategic partnership philosophy allows Check Technology to offer more choices that ultimately lead to better results.

Quality

An on-going commitment to quality is embodied in everything Check Technology does. We view our quality initiatives as critical to our ability to deliver true customer value.

Financial Highlights

Year ended September 30	2001	2000	1999
Income Statements ($000s)			
Net sales	**$ 42,844**	$ 28,782	$ 22,308
Operating income (loss)	**3,425**	(283)	(1,935)
Net income (loss)	**2,150**	(290)	(1,614)
Per Share Data			
Basic and diluted earnings (loss) per share	**$ 0.35**	$ (0.05)	$ (0.26)
Weighted average number of shares outstanding during the period	**6,174,411**	6,146,630	6,129,225
Weighted average number of shares and equivalents outstanding during the period, assuming dilution	**6,227,724**	6,146,630	6,129,225
Financial Condition ($000s)			
Working capital	**$ 16,945**	$ 15,037	$ 15,736
Total assets	**25,787**	24,366	20,456
Shareholders' equity	**17,983**	15,923	16,706

Net Sales
($ millions)



50
40
30
20
10
0
1999
2000
2001

Gross Profit
($ millions)



25
20
15
10
5
0
1999
2000
2001

Total Assets
($ millions)



30
25
20
15
10
5
0
1999
2000
2001

To Our Shareholders, Employees and Friends:

Fiscal 2001 was, in nearly every respect, our best year ever despite worldwide economic difficulties—*a year of record revenues, four consecutive profitable quarters and significant progress toward meeting our key strategic objectives.* We introduced the new generation of our flagship *Imaggia*® digital print system, signed a second major *Imaggia* equipment contract and completed the year with an installed equipment base of approximately 540 systems, including 68 *Imaggias,* in more than 50 countries.

But the most significant development occurred *after* the close of the fiscal year—*the acquisition of the North American assets of Delphax Systems from Xerox Corporation.* Delphax is the creator and sole-source supplier of the electron-beam imaging technology used in Check Technology's print systems, and it is also a respected manufacturer of high-speed continuous-web digital print systems that will complement our lines of cut-sheet systems.

In acquiring Delphax, we have taken a step that will redefine our Company, opening doors to new markets for our products and new opportunities for all of our stakeholders. Some of the benefits are immediate—including total control of our key technology. Other benefits will unfold over a period of months and years as we combine unrealized market potential within the Delphax product line with Check Technology's proven sales, marketing and customer support resources.

The combination of Check Technology and Delphax is the culmination of a long, strong and mutually beneficial working relationship between two companies that have served each other creatively and well. The technology pioneered by Delphax made it possible for us to develop our industry-leading *Imaggia* systems, and *Imaggia's* subsequent breakthrough performance made it possible for us to acquire Delphax. In that circle of success, we have the two most important developments in the 20-year history of Check Technology—developments that will power our growth in an expanding market universe in the years ahead.

Through this acquisition, we have accelerated the implementation of our strategic plan for market penetration beyond the check and financial segments, fundamentally strengthening our position as a global provider of an array of digital printing solutions for specialized printing and publishing applications.

Performance

Our fiscal 2001 operating performance improved sharply from the prior year, validating our *Imaggia*-based growth strategy. Sales increased 49 percent to a record $42.8 million, primarily as a result of increased North American sales of the *Imaggia* system. In all, we sold 39 *Imaggia* systems in fiscal 2001, compared with 22 in the previous year. Net income was $2.1 million or 35 cents per share, in contrast to a net loss of $290,000 or 5 cents per share in fiscal 2000.

Total equipment sales grew 78 percent on the strength of *Imaggia's* performance. Yet we continued to derive welcome performance contributions from other product lines as well. Sales of the *PS MICR* systems tripled, adding $2 million to total equipment revenues for the year. Our more mature product lines, the *Checktronic*® and *Foliotronic*®, contributed nearly $3 million—this despite an extremely uncertain economic environment and general softening of demand in many countries where the *Checktronic* holds a dominant position among check printers. *Checktronic's* practicality and cost-effectiveness remain unsurpassed in these markets.

Significantly, after a decline in the previous year, our service and maintenance revenues grew by more than 14 percent to over $15 million in fiscal 2001, boosted by a 26 percent increase in the fourth quarter. This performance is a clear reflection of the growing number of *Imaggia* systems in the field and very much in line with our longer-term strategy.

One of the underlying objectives of our business plan is to increase our installed equipment base to a size capable of generating a steady, growing and predictable stream of service income that will outpace the expanding revenue volume from the sale of equipment. In fiscal 2001, revenue from maintenance, spares and supplies accounted for 35 percent of Check Technology's total sales. The Delphax acquisition will immediately increase this percentage going forward, since Delphax already derives more than 60 percent of its revenues from consumables and supplies. In addition, Delphax has until now outsourced all of its service and maintenance—business that we will be transitioning to our own field service organization over the course of the year.

Key Initiatives and Events

During the second quarter, we made the decision to close our Australian subsidiary. We will seek to partner with independent distributors and sales agents, in line with a determination that this region could be effectively and more profitably served without the operating expense of a subsidiary. We believe the new approach is superior from both a tactical and a strategic standpoint, given the strength of the U.S. dollar, the weakened Asian economy and—over the longer term—the emerging markets for alternative printing applications that we are positioning ourselves to serve. We have recorded a one-time charge of $215,000 in connection with this action, but expect to eliminate annual operating expenses of approximately $500,000 beginning in fiscal 2002.

Late in the fourth quarter, we signed a new contract with the John H. Harland Company for additional purchases of *Imaggia* equipment and began fulfilling deliveries that are expected to be completed in the spring of 2002. The contract is valued at $11.5 million, not including sales of maintenance services, which will be provided by Check Technology.

In another fourth-quarter development, we introduced the new generation of the *Imaggia—Imaggia® II*—taking this line's industry-leading performance to the next level. At 300 pages per minute, the *Imaggia II* has the world's fastest cut-sheet throughput capability, a distinction formerly held by the *Imaggia MG20.* Another distinction: *Imaggia II* can handle the world's largest cut-sheet media size formats—up to 18.75 inches wide by 26 inches long—in a wide range of substrate weights and finishes.

Board and Management Additions

Earl W. Rogers, who recently retired from his position as a vice president of John H. Harland Company, was elected to the Board of Directors in September, restoring the Board to five members. Earl has 25 years of experience in the financial printing industry, with extensive executive responsibilities in the short-run, high volume, variable printing business. His in-depth knowledge of the industry makes him an invaluable addition to our corporate family, particularly as we face the challenges and opportunities presented by the expansion of our market reach.

The Delphax acquisition has added products and market potential that require broadening of our worldwide marketing and sales capability. Kevin Mitchell has joined us as Vice President of Marketing to lead the strategically focused development of our marketing organization, complementing our growing worldwide sales force.



Jay A. Herman
Chairman of the Board, President and Chief Executive Officer

Outlook

As competitors in a capital goods industry, we are very sensitive to the challenges of a softening economic environment. Thus far, our growing *Imaggia* business has more than offset adverse economic circumstances, and we have entered the new fiscal year with good momentum and a backlog in excess of $6 million. Given a reasonable economic climate, we expect to continue operating profitably in fiscal 2002.

We move forward in 2002 as a new Company with new opportunities—and soon a new name. In order to more fittingly present the new Company to our new markets, customers and prospects, we plan to change our name to Delphax Technologies Inc. on April 1, 2002, pending shareholder approval. This new identity, backed by a much broader range of product offerings, reflects our continuing expansion beyond traditional markets and underscores our capabilities in opening doors leading to future growth.

Sincerely,



Jay A. Herman
Chairman of the Board,
President and Chief Executive Officer

Check Technology is a global leader in the design, manufacture and delivery of intelligent and secure digital printing solutions. We provide our customers with sophisticated printing systems that produce encoded, personalized, and other customized documents. We are focused on specialized target markets where we can leverage value-added technology and domain expertise to deliver superior products and service.

Our primary market is the check printing industry, however, we have also established a presence in a number of other market segments such as business forms, direct mail and security control documents, including tickets, tags and coupons.

At Check Technology, we know that the sale and installation of a system is just the beginning of a long-term relationship with each of our customers. In addition to customized maintenance and consumable plans, and experienced technical support and training programs, we offer an impressive array of pre- and post-processing solutions in conjunction with our world-class partners. We strive to deliver true customer value with every product and service.

Strategic Initiatives

For the past several years we have focused on three key strategic initiatives:

- Build a solid presence in the North American check market,
- Bring new products and services to our served markets, and
- Create new market opportunities for our technology and services.



Clean room at the Delphax facility in Mississauga, Ontario. Consumables manufacturing for all Delphax product lines is carried out in the Mississauga facility.

During fiscal 2001, we made significant progress toward these strategic goals. Shortly after the close of fiscal 2001, we took a huge leap forward in fulfilling our strategic initiatives with the acquisition of Delphax. This acquisition solidifies and strengthens our position in our traditional markets while opening a whole new world of market opportunities.

The newly combined Company offers customers a complete range of digital print production systems for both cut-sheet and continuous-feed digital monochrome printing environments.

With the acquisition of Delphax, we not only have assembled the most complete line of products spanning both cut-sheet and continuous-feed production printing environments, but we have acquired the proprietary technology to manufacture the fastest print engines avaiable in both segments. Within our targeted

Timeline	1980	1981	1982
Check Technology Corporation		Check Technology Corporation (CTC) founded Signs agreement with Delphax for print engines to be used in *Checktronic®* print system	Initial public offering of stock
Delphax Systems	Delphax Systems founded by Canada Development Corporation (CDC) and Dennison Manufacturing (now Avery Dennison) to develop and supply high-speed print engines	Delphax signs agreement with Check Technology to supply print engines for the *Checktronic®* 	



Delphax's sophisticated research and development capabilities are highly regarded within the printing industry.

Electron Beam Imaging (EBI) Technology

"We think it makes sense for Check Technology, now the biggest user of EBI technology, to take control of this key technology. We're glad to see EBI find a supportive new home where its development can continue. EBI is a wonderfully simple imaging technology that still has plenty of untapped potential." —excerpted from The Bulletin: Seybold News & Views on Electronic Publishing, Volume 7, Number 9; December 5, 2001.

Electron beam imaging technology offers a variety of advantages over other comparable print engine technologies including, faster print speeds, more consistent drive pulsing, and improved dot uniformity and control. The technology is ideal for high-volume print runs of sequential numbers and/or variable information. The technology also lends itself to providing high quality imaging on a wide variety of substrates. Superior image quality in applications such as checks, tickets, tags, labels, statements, forms and highly personalized direct mail is apparent when applying EBI technology.

markets we offer—from a single source—the best combination of speed, print quality and full product migration path.

We are moving swiftly to integrate both companies into a single organization. In that endeavor, we benefit from the limited overlap between the two companies. The integration process will be a significant focus for much of fiscal 2002, but the long-term benefits to both our customers and our Company are already apparent.

Technology

Delphax developed its patented electron beam imaging (EBI) technology as an advanced alternative to laser electrophotography. EBI technology is ideal for high-volume print runs of sequential numbers and/or variable information.

Check Technology has long recognized the superiority of EBI technology for our traditional markets. Our relationship with Delphax began in 1981 with the development of the product that launched Check Technology—the *Checktronic.* Toronto-based Delphax, which was founded just one year earlier, researched, developed and delivered the print engine technology chosen for the *Checktronic.* It was also Delphax that later supplied the high-speed *Gemini* print engine that drives the *Imaggia* system. *Imaggia's* industry-leading speed and versatility are made possible by the proprietary EBI technology developed exclusively by Delphax.

The capability of this technology to print quality documents at breathtaking speeds provides us with an ideal technology solution for the specific markets we are targeting.

1984	1986	1988	1990
CTC sells first *Checktronic Model 2000* system  CTC opens first European subsidiary in United Kingdom	CTC sells 100th *Checktronic* system	CTC introduces *Checktronic Models 1750* and *4000*	 CTC introduces *Foliotronic* finishing system
Delphax introduces the S6000-2 simplex printer (75 impressions per minute)	Delphax opens first European office in Germany 		Delphax introduces X-90 IOM (image output module) with flash-fusing technology

Introducing the *Imaggia II*

Check Technology introduced the next generation of its high-volume, cut-sheet, digital print system, the *Imaggia® II*, at the PRINT® 01 industry trade show in Chicago, Illinois in September 2001.



The system provides a new level of sophistication in speed and paper handling capability for cut-sheet digital printing systems. The system features a new flat panel, touch screen user interface and several serviceability improvements on the original design. The *Imaggia II* will continue to build on the success of its predecessor, the *Imaggia MG20*, as Check Technology broadens its presence in the fast-growing global digital print marketplace.

The *Imaggia II* is available in either a 220 page per minute or a 300 page per minute configuration with a variety of finishing options for collating, binding and/or sorting print documents. The Company expects that the *Imaggia II* systems will be ready for commercial shipment in early 2002.

Cut-Sheet Product Lines

The *Imaggia* digital printing system, which was designed specifically to penetrate the sizeable North American check printing market, has established a strong market share foothold over the past three years. In *Imaggia*, we have created a product platform that is capable of achieving the same kind of market leadership in North America that we have earned in the international check printing markets.

In September 2001, we introduced the next generation of our *Imaggia* system, the *Imaggia II*, at the largest industry trade show of the year, PRINT 01 in Chicago. With document throughput between 220 and 300 pages per minute, the *Imaggia II* has the world's fastest digital cut-sheet output capability with support for the largest cut-sheet media sizes on the market. Its print quality meets the highest worldwide standards for non-impact MICR (magnetic ink character recognition) encoding for secure documents. The enhanced front-end collation handles a wider range of paper substrates with varying weights, sizes and finishes. Many of the newly developed features make the *Imaggia II* ideal for specialized alternative, or non-check, applications.

The Delphax acquisition additionally provides marketable new products that meet the needs of new and existing customers requiring the higher volume throughput of continuous-feed versus cut-sheet equipment solutions.

The newly acquired Delphax product lines have added another dimension to our growth opportunities, taking us into the continuous-feed marketplace for the first time. These new products satisfy a specialized range of medium- and high-volume continuous-feed system

1991

CTC introduces *Checktronic 4500*



Delphax introduces ImageFast (IF) Series 180 printer

Delphax acquires the assets of Bull Printing Systems

Delphax acquires Imaging Systems Division of Avery Dennsion Corporation

1993

CTC begins development of Company's first all-digital printing system, *Imaggia*

Delphax wins multi-million dollar contract with a North American company (USA) for multiple IF Series 300LE systems

Delphax begins development of Gemini print engine technology

1994

Delphax wins multi-million dollar contract with a second North American company for multiple IF Series 300LE systems



The Model 900, a wide-format, duplex, continuous-feed print system, is capable of high-volume applications such as on-demand publishing.

applications. Given that approximately 80 percent of commercial printing is produced on continuous-feed printing equipment—the arena in which our newly acquired product lines compete—the resulting increase in Check Technology's market potential is substantial.

Continuous-Feed Product Lines

The high-volume continuous-feed systems have industry-leading throughput capability between 900 and 1,300 pages per minute. These systems, which have yet to be fully commercialized, hold substantial growth potential for us, adding a wealth of customer prospects with print applications such as personalized direct mail, soft covered books, manuals, directories, transactional documents, and booklets.

The medium-volume continuous-feed systems offer throughput capability between 220 and 350 pages per minute. These print solutions represent a logical product line extension for our served markets and additional growth potential into new market segments. Key applications include high-speed printing of reports, invoices, billings and other on-demand type mass-produced documents.

The combined product lines of Check Technology and Delphax are highly complementary—and each major product segment makes use of the same core EBI technology. Delphax with its high-speed continuous-feed systems, and Check Technology with its industry-leading cut-sheet systems offer a combined breadth and depth of product lines unsurpassed in the industry. The combination has the potential to strengthen our Company's presence in currently served markets and will advance our expansion plans into new markets.

Cut-Sheet vs. Continuous-Feed Printers

Digital printing systems are classified as either "cut-sheet" or "continuous-feed" printers, depending on their paper-handling capability. Cut-sheet printers use individual pre-cut sheets of paper, or base stock. Continuous-feed printers use rolls of paper or fan-folded stacks of paper, and are also known as "roll-fed" printers. Since the unbroken path of paper running through them is known as a "web," they are also frequently called "continuous-web printers" or simply "web printers."

Continuous-feed printers are ideal for high-volume printing applications. It is not uncommon for a single roll of base stock to exceed 40,000 feet. However, continuous-feed print systems are limited to a single base stock per print job and often require more extensive post-print finishing processes.

Cut-sheet printers are generally not as fast as continuous-feed printers, limited by the process of moving individual sheets of paper through the print engine at high speeds. But cut-sheet printers are better suited for applications that require multiple base stock sources or variable overprint on pre-printed stocks, or where volume per print job is comparatively small.

1995

CTC debuts *Imaggia MG20*® prototype at DRUPA 95 industry show, world's fastest digital cut-sheet printer at 228 pages per minute with 18-3/4-inch by 22-inch media size

CTC achieves ISO 9001 certification

print media messe drupa

1997

CTC signs agreement with Delphax to use *Gemini* print engines in *Imaggia MG20*

Imaggia receives APACS (Association for Payment Clearing Services) certification from the U.K.

First shipment of an *Imaggia* system to Europe (France)

Delphax signs agreement with CTC to supply *Gemini* print engines for *Imaggia MG20*

Xerox acquires full ownership of Delphax Systems

1998



First shipment of an *Imaggia* system to North America (Canada)

Delphax introduces *Model 330*® continuous-feed print system





Electron beam imaging (EBI) technology is a proprietary high-speed imaging process developed and patented by Delphax Systems.

Service and Support: Key Elements to Success

Our success, as well as the success of our customers, depends on world-class service and support for all of our products. With the recent addition of Delphax's customers to our client base, and new products to our sales offerings, our drive and commitment to improving our customer service capabilities has never been more critical. One of our historical strengths has been the flexibility and responsiveness of our customer service organization. Our ability to continue to drive profitable growth into the future depends on the strength of our customer relationships and on our continued focus on delivering value to our customers long after the initial sale of equipment. The combination of Check Technology and Delphax bolsters our ability to provide the type of value our customers have learned to expect.

Service programs include integration and application engineering expertise, customized maintenance and consumable plans, experienced local and centralized technical support, flexible training programs and more. We will continue to invest in technical training and productivity tools to enhance and grow this important aspect of our business.

Now, more than ever, Check Technology has the capability and the product and service offerings needed to meet and exceed the strategic initiatives we've been actively pursuing for the past few years.

Win-Win-Win

For existing Check Technology customers, our ability to provide and support digital printing solutions has never been better. For existing Delphax customers, we're confident that our close attention to flexible and responsive customer service and support can improve their operating performance in the coming months. For all our stakeholders, we've demonstrated our ability to deliver positive results, take control of our core technology, increase our service-based annuity opportunities, and extend our growth potential in both new and existing markets. The bottom line is, we are an energized organization opening doors to new markets and technologies.



Check Technology's customer-centered value makes us the right choice for digital printing solutions and responsive customer support.

1999	2000	2001
CTC signs agreement with Océ to private-label PS75/155 cut-sheet MICR print systems 	First major multi-system order of *Imaggia MG20* systems in North America (USA)	CTC debuts prototype of *Imaggia II*, the world's fastest digital cut-sheet printer at 300 pages per minute throughput and 18-3/4-inch by 26-inch media size at PRINT 01 industry show in Chicago.
		CTC purchases Delphax Systems
	Delphax consolidates worldwide operations in Mississauga, Ontario	

Check Technology Corporation

Form 10-K

Form 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2001

Commission File Number: 0-10691

Check Technology Corporation

(Exact name of registrant as specified in its charter)

Minnesota *(State or other jurisdiction of incorporation or organization)*	**41-1392000** *(I.R.S. Employer Identification No.)*
12500 Whitewater Drive, Minnetonka, Minnesota *(Address of principal executive offices)*	**55343-9420** *(Zip Code)*

Registrant's telephone number, including area code: (952) 939-9000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock ($.10 par value)
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 60 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

The aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $31,422,646 at December 3, 2001 when the closing price of such stock, as reported by NASDAQ, was $5.220.

There were 6,159,798 shares outstanding of Registrant's $.10 par value common stock as of December 3, 2001.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the definitive proxy statement to be filed with the Commission by the end of January 2002 are incorporated by reference into Part III.

This Form 10-K consists of 34 pages, excluding exhibits. The index is set forth on page 14.

PART I

Item 1. *Business*

Company Background

Check Technology Corporation (the Company) designs, manufactures, sells and services document printing systems that personalize, encode, print and collate documents into packages that are tailored to the customer's requirements. The Company was formed in 1981 and began to ship its first system, the Model 2000 *Checktronic*®, in 1983. The original product concept for the Company was a computerized financial document production system, which integrated (i) automatic collation of checkbook components, (ii) high quality alphanumeric and graphics printing for customer personalization and bank address, and (iii) consistent Magnetic Ink Character Recognition (MICR) printing for the electronic processing of checks.

Within a short time after the introduction of the *Checktronic* system, the Company recognized the product's applicability in such areas as insurance claim production and centralized funds disbursements. The latter includes payroll and accounts payable checks. The Company calls these "Checkwriting" applications. Checkwriting typically requires a high level of security (e.g., secure operator access and the ability to produce an audit trail after a batch of checks is produced). The Company developed sophisticated control software/hardware, which met these stringent operating requirements. This security capability is offered as an option on many of the Company's systems and differentiates the Company's products from many competitors' products.

The Company has had a significant presence in the international check production marketplace since 1983. The integration of the check production functions described above allowed lower cost production of small check orders (25 to 100 checks) that are typical in most markets outside the United States. This and an improvement in printing quality created a demand for the Company's systems in many international markets. The Company opened its first subsidiary, Check Technology Limited, in England in 1983 and a French subsidiary in 1987.

During 1998, the Company launched the *Imaggia*® *MG20* system in response to the changing demands of security printers and on-demand printing applications worldwide. The *Imaggia MG20* system utilizes state-of-the-art digital, non-impact technology, offering print quality that is visually indistinguishable from offset print. The Company markets the *Imaggia* system to customers with high volume folio production and print-on-demand applications.

In April 1999, the Company completed an agreement with Océ Printing Systems GmbH for worldwide exclusive rights to sell (on a private label basis) and service the PS75 MICR product manufactured by Océ. In addition, the Company obtained certain non-exclusive rights to sell and service other high-performance sheet-fed MICR printing systems (*PS MICR* systems) and non-MICR printing systems manufactured by Océ.

In July 2001, the Company announced introduction of the *Imaggia II* system. Faster, easier to use, and supporting a larger media size than the *Imaggia MG20* system, the *Imaggia II* system features a new flat-screen operator interface with the front-end data processing capacity to support production of truly variable data from sheet to sheet. The *Imaggia II* system is scheduled to begin shipping in the third quarter of fiscal 2002.

As of September 30, 2001, the Company had an installed base of approximately 540 systems located in more than 50 countries.

Products

Check Technology sells both "cut-sheet" and "continuous" printing systems that are used for four basic applications: folio production, insurance claims, fulfillments and disbursements. Folio production includes the printing of checkbooks and financial payment coupon books. Insurance claim applications consist of explanation of benefit forms and insurance claim checks. Fulfillment applications include coupons and rebate checks, while disbursement applications include accounts payable checks and payroll checks. These electronic production systems enable companies, banks and government customers to easily and quickly transform blank paper stock into fully collated checks and forms.

Cut-Sheet Production Systems. Currently, the Company's premier cut-sheet system is the *Imaggia MG20* system, with the *Imaggia II* system scheduled for shipment in the third quarter of fiscal 2002. The *Imaggia* system utilizes state-of-the-art digital, non-impact technology, offering print quality that is visually indistinguishable from offset print. The Company markets the *Imaggia* system to customers with high volume folio production and print-on-demand applications. The *Imaggia MG20* system operates at a rated speed of 228 pages per minute and accommodates varying paper sizes up to 18.75 inches in width and 22 inches in length. The *Imaggia II* system is expected to operate at a rated speed of 300 pages per minute and accommodates varying paper sizes up to 18.75 inches in width and 26 inches in length. The *Imaggia* systems can be purchased with various input and output paper handling options and provides a high level of flexibility, reliability and the consistency required to produce high quality documents while reducing production costs.

The Company's other manufactured cut-sheet system is the *Checktronic* system. The *Checktronic* system uses a combination of ion-deposition and impact technology. The Company markets four *Checktronic* system models to customers with medium to high volume folio production, insurance claim, fulfillment and disbursement applications. The Model 1750X operates at a rated speed of 45 pages per minute, while the Models 2100X, 4000X and 4500X operate at 60, 90 and 120 pages per minute, respectively. The *Checktronic* system can be purchased with advanced security/audit capability.

The Company has an agreement with Océ Printing Systems GmbH for worldwide exclusive rights to sell (on a private label basis) and service the PS75 MICR product manufactured by Océ. In addition, the Company has certain non-exclusive rights to sell (on a private label basis) and service other high-performance sheet-fed MICR and non-MICR printing systems manufactured by Océ. The Company's *PS MICR* systems line of products utilize electrophotography imaging technology, suitable for customers with medium to high volume folio production, insurance claim, fulfillment, disbursement and print-on-demand applications. The Model PS75 MICR operates at a rated speed of 75 pages per minute, while the Model PS155 operates at 155 pages per minute and has both simplex and duplex operating modes.

Continuous Form Production Systems. The Company's CheckPrinter systems are continuous form systems and are available as either stand-alone MICR printers or as tandem systems. The Model 930 and Model 960 operate at over 300 and 600 documents per minute, respectively. These two models utilize impact technology to produce high quality MICR characters.

Finishing Units. In addition to document production systems, the Company offers a finishing system to complement its cut-sheet product line. The *Foliotronic*® system consists of a guillotine and stitcher/binder module. Its rated throughput is up to 2,000 books per hour. When used with the Company's electronic production systems, the *Foliotronic* system enables customers with folio production applications to transform blank paper stock into finished books.

Service and Maintenance. Service and maintenance revenues result from the sale of maintenance contracts, the sale of proprietary consumable and supply items and the sale of spare parts to customers who have purchased the Company's equipment. Supplies are operating materials that are consumed during normal operation of the Company's systems. Examples of these supplies are MICR ribbon, which is consumed in the printing of each MICR code line, and toner, which is consumed in the printing of each document.

The Company employs customer engineers at each of its major service locations. For customers who purchase maintenance contracts after the warranty period, which typically is 90 days from customer acceptance of a system, the Company provides ongoing customer support through its service network, for which it charges for time and materials on an annual service contract basis. Some customers elect to provide their own maintenance and service on the system they have purchased. Historically, warranty service expense has not been significant to the Company after the initial units of a new product have been placed with customers.

Sales and Marketing

Organization. The Company's system sales are made predominantly through direct sales personnel based in the United States and abroad. Marketing activities for the Company and its subsidiaries are centralized at the Company's headquarters in Minnetonka, Minnesota, USA. These activities include the development and implementation of product pricing, advertising and public relations strategies. In addition, the Company utilizes market research and market development resources to anticipate changes in the Company's competitive environment.

United States Market. The market in the United States for checks and other financial documents is the largest in the world, notwithstanding the fact that the annual consumption of checks has shown a slowing growth rate over the last several years. The Company believes alternatives to the check document, such as debit and credit cards, will eventually reduce the number of checks used, although the size and rate of reduction are difficult to predict. Company studies have shown that other documents produced by the Company's systems have exhibited higher growth rates over the same period. These documents include payment coupons, tax payment and other installment payment products.

Checkwriting activities have been affected by alternative payment technologies. These substitutes include Electronic Funds Transfer (EFT) and Electronic Data Interchange (EDI). Although these alternatives comprise only a small percentage of total payment transactions in the United States, they are expected to have an increasingly significant impact on United States disbursement activities over the next several years.

The Company's systems have been sold in the United States primarily to check printers, payment coupon producers, service bureaus and large corporations. These organizations all have requirements for the production of personalized encoded document packages such as small personal check orders, installment payment books, payroll, payables and insurance claims checks. The Company expects to continue to increase its installed system base in the United States.

International Market. The market for the Company's products outside the United States has been primarily in personalized check production. The average personalized check order size in most international markets is between 25 and 100 checks. These small order sizes are produced cost effectively on the Company's products because of their automatic collation capabilities. Stringent MICR quality standards, enforced by the major clearing banks in most international markets, are also met by the Company's high quality MICR printing capabilities. As a result of these market factors, the Company has had success in penetrating the largest personal check production markets outside of the United States. These include Australia, Brazil, France, Mexico, Spain and the United Kingdom.

Competition

The Company's products are sold into a number of different market segments. Competition will differ depending on the segment and application in which the Company competes. Many of the Company's competitors are well established and have significantly greater access to financial, technical and personnel resources. The Company believes sales of the *Imaggia* system are critical to its ability to remain competitive in the markets it serves, and is continuing to invest in its future success with the planned introduction of the *Imaggia II* system. See "Research and Development."

Folio production involves the manufacture of checkbooks and payment coupon books. In the United States, check production is dominated by a small number of companies such as Deluxe Corporation (St. Paul, Minnesota), John H. Harland Company (Decatur, Georgia) and Clarke American (San Antonio, Texas), all of which are customers of the Company. These major customers establish competitive standards for alphanumeric print quality, MICR print quality and delivery time that must be met or surpassed in order to compete effectively in the United States personal check market. With the *Checktronic* system product line, the Company was able to establish itself only in the production of new account kits, money market checkbooks and other applications that do not require offset or letterpress quality. The *Imaggia* system was designed to provide entry into the United States check production market. The Company's major competitors in the manufacture of checkbooks in the United States are Xerox (United States) and Océ (Germany).

The Company has had success in the segment of the United States folio production segment that involves the production of personalized payment books such as installment loan and tax payment books. This market is dominated by a small number of companies such as NCP (Birmingham, Alabama), Cummins Allison (Indianapolis, Indiana) and Venture Encoding (Dallas, Texas). The predominant personal checkbook manufacturers discussed above also produce payment books. The Company's products have found market acceptance in this segment because they provide the efficiency, reliability and production flexibility sought by this segment. Xerox and Océ are presently the Company's major competition for the production of payment books.

International folio production markets, like the United States payment book production market, are also driven more by cost and production efficiency factors than by alphanumeric print quality standards. In addition, enforcement of high MICR standards by the clearing banks in most international markets makes MICR printing quality an extremely important competitive factor. The Company's *Checktronic* system product line has found a high degree of acceptance in the international market segments because these systems provide the efficiency, production flexibility and MICR quality sought by the major check producers. The Company competes in the international marketplace with Troy (United States), Xerox, Océ and Nipson Bull (France).

The centralized high volume production of insurance claims and check disbursements does not require extensive collation. For this reason, the Company finds many competitors in this market segment. Specific competitors include Xerox, Océ, Troy and IBM (United States). The Company's products offer security and audit control, which for companies that generate many checks is a significant advantage as it restricts unauthorized access to data printed on Check Technology systems. The Company's security/audit capability also physically tracks the total number of documents printed and maintains a running total of the dollar amounts printed in each run.

Backlog

At December 3, 2001, the Company had a backlog of approximately $9,936,000, compared with a backlog of $13,590,000 as of December 1, 2000. The Company defines its backlog as purchase orders which are unfilled. Because of customer changes in delivery schedules and potential cancellation of orders, the Company's backlog as of any particular date may not be representative of the Company's actual sales for any succeeding fiscal period. During most of fiscal 2001, the Company had a significant backlog due to the January 2000 acceptance of a three-year *Imaggia* system and service contract, valued at approximately $40.0 million. Backlog declined throughout the year as scheduled deliveries were met and rebounded modestly with a follow-on contract with the customer that was executed in September of 2001.

The Company's equipment is manufactured to orders received, and to date, the Company has never been unable to meet a scheduled shipment date because of excessive order backlog. The Company expects that, from time to time, it will continue to have periods during which there may be little or no backlog.

Manufacturing and Sources of Supply

The Company has adopted a manufacturing process to enable it to produce a "generic" product that can be quickly configured to a customer's specific order without rework. This process has enabled the Company to begin manufacturing without firm final orders. As a result, the Company has been able to reduce manufacturing parts and material inventories, while, at the same time, being able to respond quickly to new orders.

The components of the Company's financial document production systems are manufactured by outside vendors, tested and then incorporated into the systems by Company employees. While the Company uses only one source for many of the key components of its printing systems, most components, with the exception of the non-impact alphanumeric print engine and the MICR printer hammer bank component, are available from multiple sources. However, many of the critical components of the Company's systems would require redesign if new vendors were used.

The non-impact alphanumeric printers and associated spare parts and consumables for both the *Checktronic* system and the *Imaggia* system are supplied to the Company by Delphax Systems (Delphax), which has its manufacturing facilities in Toronto, Canada. Delphax has been the supplier of the print engines used in the Company's systems since the Company's inception. Xerox, one of the Company's competitors, owned a one-third partnership interest in Delphax for many years and in November 1997, Xerox acquired the remaining equity of Delphax. At the end of November 2001, subsequent to fiscal year-end, the Company signed a definitive purchase agreement with Xerox to acquire the North American assets of Delphax in a cash transaction that is expected to close in late December 2001. See NOTE I to Consolidated Financial Statements.

Research and Development

Since its formation, the Company's research and development activities have been focused on the development of computerized printing systems capable of producing, on a precision basis, financial documents at required speeds and volumes. The Company continues to develop features for the *Imaggia* system, which is targeted at customers with high volume folio production and print-on-demand applications and has achieved its greatest success to date in the high volume United States check printing market. Continued *Imaggia* system development also offers significant potential for increasing the Company's international business. The Company's research and development expenditures were $2.6 million in fiscal 2001 and $2.7 million in each of fiscal 2000 and 1999.

During fiscal 2001, the Company has continued product engineering on the *Imaggia* system to improve its performance to meet market demands, and in July 2001, announced introduction of the *Imaggia II* system. The next generation of the Company's flagship product boasts significant performance improvements, ease-of-use-enhancements and new paper handling capabilities to accommodate the largest cut-sheet media size of any digital sheet-fed system in the world. Software enhancements to improve the front-end data processing and serviceability of the system in the field are also important. In keeping with the Company's philosophy of providing continuous improvement to the units operating in the field, most of the new capabilities of *Imaggia II* can also be offered to existing customers in the field as upgrades. The Company expects that product engineering efforts seeking further improvements and enhancements will be ongoing. The Company has also continued product engineering on its legacy product lines.

Patents

In July 1997, the Company received a patent covering certain aspects of its *Imaggia* system. In prior years, the Company has received patents covering the Model 2000 *Checktronic* system, its fusing process and the autotaper for the *Foliotronic* system. There is no assurance that such patents will afford the Company any competitive advantage. The Company believes that its future success will depend primarily upon the technical competence and creative skills of its employees rather than on patents. The Company's printing systems, or components of such systems, may be covered in whole or part by patents held by others. Although the Company is not presently aware of any such patents, it could be required to obtain patent licenses in order to conduct its business.

Employees

As of December 3, 2001, the Company had 216 full-time employees. Many of the Company's employees are highly skilled, and the Company's future success will depend, in part, upon its ability to attract and retain such employees. The Company is not subject to any collective bargaining agreement and considers its employee relations to be good.

Recent Developments

At the end of November 2001, the Company signed a definitive purchase agreement with Xerox to acquire, in a cash transaction, the North American assets of Delphax, the sole-source supplier of the print engines used in the Company's systems since the Company's inception. In addition to giving the Company ownership of its core print technology and associated expertise, the Company's and Delphax's product lines are highly complementary. The transaction is expected to close in late December 2001.

Item 2. *Properties*

The Company's corporate and manufacturing offices are located in Minnetonka, a suburb of Minneapolis, Minnesota. The Company leases a 75,000 square foot building under a lease that expires on September 15, 2010.

The annual rent is $420,000, increasing to $481,000 on September 15, 2005 and thereafter, plus operating expenses and real estate taxes incurred by the landlord.

In addition, the Company leases office space for its European sales and service center in Crawley, England, under a lease which expires in 2013 and provides for annual lease payments of $180,000, subject to adjustment every five years, plus a pro rata portion of the operating expenses incurred by the landlord. The Company leases smaller office premises for its operations in France and Australia, with the Australian office scheduled to close, and the lease to terminate, in the first quarter of fiscal 2002.

The Company believes that its current arrangements for facilities are adequate to meet its present needs and those for the foreseeable future.

Item 3. *Legal Proceedings*

Neither the Company nor its subsidiaries are a party to, nor is any of their property the subject of, any material pending legal proceedings. From time to time, the Company and its subsidiaries receive complaints from customers with respect to product performance and occasionally such complaints evolve into litigation. The Company regards these matters as routine litigation incidental to its business.

Item 4. *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended September 30, 2001.

The names and ages of all of the Company's executive officers and the positions held as of the date of this report are:

Executive Officers of the Company

Name	Position	Age
Jay A. Herman	Chairman and Chief Executive Officer	54
Robert M. Barniskis	Vice President, Chief Financial Officer	38
M. H. (Bill) Kuhn	Vice President, Customer Service	60
Bruce H. Malmgren	Vice President, Sales and Marketing	57
Dieter P. Schilling	Vice President, Operations	46
Peter J. Wood	Vice President, Engineering	59

Officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified. There are no family relationships among the Company's officers and directors.

Set forth below is a summary of the business experience of each of the executive officers of the Company:

Jay A. Herman joined the Company as Executive Vice President and Chief Financial Officer in May 1988, was promoted to President in June 1989 and elected Chairman of the Board in October 2001. Prior to joining the Company, Mr. Herman was Vice President and Chief Financial Officer of Gelco Corporation's International Division. He held that post from 1986 to 1988. Between 1979 and 1986, Mr. Herman held positions of Vice President of Administrative Services for Gelco Corporation and Director of Planning and Budgets for Gelco's Fleet Leasing Division. Before joining Gelco, Mr. Herman held several positions with General Mills.

Robert M. Barniskis joined the Company as Vice President, Chief Financial Officer in November 1999. Prior to joining the Company, Mr. Barniskis spent 14 years in various financial roles within Rosemount Inc., a wholly owned subsidiary of Emerson Electric Company. He was Finance Director, Americas, of Rosemount's Measurement Division from 1998 to 1999. Between 1996 and 1998, Mr. Barniskis was Finance Director, Asia Pacific, for Fisher-Rosemount Systems, Inc., based in Singapore. Previous to this, Mr. Barniskis was Director of Finance and MIS for Kay-Ray/Sensall, Inc., a wholly owned subsidiary of Rosemount Inc., from 1993 to 1995.

M. H. (Bill) Kuhn joined the Company as Vice President, Customer Service in November 2000. Mr. Kuhn's previous experience in management and customer service, largely focused on the capital goods market, spans over 30 years, most recently, from 1997 to 2000 as Vice President, Global Customer Support for Grove Worldwide. Earlier in his career, Mr. Kuhn held increasingly more responsible roles with Hogue Equipment from 1986 to 1996, A. K. Equipment from 1980 to 1986, and Caterpillar from 1969 to 1980.

Bruce H. Malmgren joined the Company as Vice President, Sales and Marketing in November 2000. Since 1966, Mr. Malmgren served in successively more responsible sales and marketing positions, and sales and marketing management roles at various companies, most notably, Xerox Corporation from 1968 to 1990. Just prior to joining the Company, from 1995 to 2000, Mr. Malmgren was President of National Independent Billing, Inc. and Senior Vice President and National Sales Manager for Dataserv, Inc. from 1992 to 1994.

Dieter P. Schilling was named Vice President, Operations in November 2000 after having held the position of Vice President of Operations and Customer Service since October of 1989. From October 1986 until October 1989, he held the position of Vice President of Customer Service. Mr. Schilling joined the Company as Director of Field Services in 1985 and was promoted to Director of Customer Service in April of 1986. Previous to this, Mr. Schilling was a co-founder and President of Southern California Telephone, a telephone interconnects company, which was sold to American Telecommunications, Inc. in 1985.

Peter J. Wood joined the Company as Vice President, Engineering in July 1997. Mr. Wood has over 30 years experience in the development and user application of electronic digital product technology. Prior to joining the Company, Mr. Wood served as Principal Consultant to Vivo Software, Inc. from 1996 to 1997, as Vice President, Engineering and Technology, for Iris Graphics Inc. from 1995 to 1996 and as President of Vital Imaging Systems, Inc. from 1993 to 1995.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The Company's Common Stock trades on the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "CTCQ." The following table sets forth for the periods indicated, the range of high and low closing prices per share as reported by NASDAQ. The NASDAQ bid quotations represent inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	High	Low
Year ended September 30, 2001		
First quarter	$4.563	$2.688
Second quarter	3.875	2.750
Third quarter	3.500	2.250
Fourth quarter	3.620	2.800
Year ended September 30, 2000		
First quarter	4.313	1.875
Second quarter	8.375	3.563
Third quarter	6.375	4.250
Fourth quarter	5.625	4.250

Stock Repurchase Program

In September 1998, the Company announced a stock repurchase program of up to 500,000 shares of Common Stock. In the fiscal year ended September 30, 2001, the Company purchased 27,250 shares at a cost of $83,000, bringing the total purchased under the program to 197,750 shares at a cost of approximately $518,000.

Holders

As of December 3, 2001, the Company had 308 holders of Common Stock of record.

Dividends

The holders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors. Since its inception, the Company has not paid any dividends and does not anticipate paying any dividends in the foreseeable future. The Company intends to retain any earnings it may generate to provide for the operation and projected expansion of its business.

Item 6. *Selected Financial Data*

	Year Ended September 30,				
	2001	2000	1999	1998	1997
Consolidated Statements of Operations Data:					
Net sales	$42,843,882	$28,781,718	$22,308,000	$23,739,528	$22,866,674
Net income (loss)	2,149,869	(290,437)	(1,614,387)	198,862	325,979
Earnings (loss) per common share	0.35	(0.05)	(0.26)	0.03	0.05
Earnings (loss) per common share, assuming dilution	0.35	(0.05)	(0.26)	0.03	0.05
Weighted average number of shares outstanding during the period(1)	6,174,411	6,146,630	6,129,225	6,273,756	6,224,797
Weighted average number of shares and equivalents outstanding during the period, assuming dilution(2)	6,227,724	6,146,630	6,129,225	6,289,872	6,295,073
Consolidated Balance Sheets Data:					
Working capital	$16,944,815	$15,036,839	$15,736,047	$17,634,271	$17,588,576
Total assets	25,786,616	24,365,873	20,455,869	22,319,507	22,971,493
Long-term liabilities	—	—	—	35,059	78,903
Shareholders' equity	17,982,624	15,923,236	16,706,060	18,567,126	18,679,662

(1) Earnings per share of Common Stock is computed by dividing the net income for the period by the weighted average number of shares of Common Stock outstanding during the period.

(2) Earnings per share of Common Stock assuming dilution is computed by dividing the net income for the period by the weighted average number of shares of Common Stock and equivalents outstanding during the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Results of Operations

The following table sets forth the Company's Statements of Operations expressed as a percentage of net sales and should be read in connection with the Consolidated Financial Statements and notes thereto presented elsewhere in this report.

	Year Ended September 30,		
	2001	2000	1999
Sales:			
Printing equipment	64.9%	54.3%	34.9%
Maintenance, spares and supplies	35.1	45.7	65.1
NET SALES	100.0	100.0	100.0
Costs and Expenses:			
Cost of sales	50.6	49.0	47.4
Selling, general and administrative	35.2	42.5	49.1
Research and development	6.2	9.5	12.2
	92.0	101.0	108.7
INCOME (LOSS) FROM SYSTEM SALES AND SERVICE	8.0	(1.0)	(8.7)
Interest expense	0.1	0.0	0.0
Interest income	(0.1)	(0.4)	(0.5)
Unrealized exchange loss	0.3	1.0	0.5
INCOME (LOSS) BEFORE TAXES	7.7	(1.6)	(8.7)
Income tax expense (benefit)	2.7	(0.6)	(1.5)
NET INCOME (LOSS)	5.0%	(1.0)%	(7.2)%

The Company's revenues are from sales of (i) document production systems and related equipment, and (ii) maintenance contracts, spare parts, supplies and consumable items. For the year ended September 30, 2001 (fiscal 2001), sales of document production equipment increased 78% over the year ended September 30, 2000 (fiscal 2000), compared with an increase of 101% in fiscal 2000 over the year ended September 30, 1999 (fiscal 1999). The increases in fiscal 2001 and fiscal 2000 were due primarily to increased North American sales of the *Imaggia* system. The Company completed the sale of 39 *Imaggia* systems in fiscal 2001, compared with 22 in fiscal 2000 and seven in fiscal 1999, and as of September 30, 2001, had an order backlog of approximately $6.4 million for its *Imaggia* system, which it expects to ship in fiscal 2002.

For some time, the Company has held a dominant position in many of the international markets in which its *Checktronic* equipment is sold. Demand for the *Checktronic* system product line has softened in these international markets and revenues from this product line are now largely dependent on sales to emerging markets such as Latin America, Asia and Africa. The present uncertain economic environment in many of the countries within these emerging markets has limited the Company's current opportunities to sell high-end capital equipment into those regions.

Revenues from maintenance contracts, spare parts, supplies and consumable items increased 14% in fiscal 2001 over fiscal 2000, compared with a 9% decrease in fiscal 2000 over fiscal 1999. The $1.9 million increase in fiscal 2001 was due to the significant increase in the installed base of *Imaggia* systems in fiscal 2001 and 2000. The decrease in fiscal 2000 over fiscal 1999 was primarily due to: the impact of the stronger U.S. dollar on the translation of foreign currency denominated sales; the continued reduction in maintenance and consumables revenues from Pacific Rim customers; and the reduction in consumable revenues from Western European customers. The Company expects domestic revenues from maintenance contracts, spare parts, supplies and consumable items to increase in fiscal 2002 with the projected growth of the *Imaggia* system product line, partially offset by the projected decline in international maintenance and consumable revenues.

The Company's gross margin percentage in fiscal 2001 was 49%, compared with 51% and 53% in fiscal 2000 and fiscal 1999, respectively. The decrease in gross margin percentage for fiscal 2001, compared with fiscal 2000 was primarily due to the shift in the product mix from the *Checktronic* system product line to the *Imaggia* system product line, coupled with lower margins on the increased level of service revenues. In addition, in the fourth quarter of fiscal 2001, the Company recorded a non-recurring supplier price adjustment, which for the quarter contributed approximately 4 points to gross margin. The decrease in gross margin percentage for fiscal 2000, compared with fiscal 1999 was primarily due to the shift in the product mix from the *Checktronic* system product line to the *Imaggia* system product line and the decreased revenues from the sale of maintenance, spares and supplies. The Company anticipates that its gross margin percentage in fiscal 2002 will be somewhat lower than in fiscal 2001 due to a shift in sales mix as maintenance, spares and supplies revenues comprise a larger portion of total revenues in fiscal 2002.

Selling, general and administrative expenses increased $2.9 million in fiscal 2001, compared with fiscal 2000, and were $1.3 million higher in fiscal 2000 than in fiscal 1999. As a percentage of net sales, these expenses were 35% in fiscal 2001, 43% for fiscal 2000 and 49% for fiscal 1999. Increased expense levels between fiscal years were due to the increase in employees and associated expenses required to support the increase in total revenues. For fiscal 2001, approximately $1.3 million of the total increase was due to expansion of the field force supporting the higher installed base of the *Imaggia* system. The Company anticipates that its selling, general and administrative expenses in fiscal 2002 may continue to increase to support the projected growth in total revenues, but at a rate less than the projected total revenue rate of growth.

Research and development expenses of $2.6 million in fiscal 2001 were slightly lower, compared with fiscal 2000 and fiscal 1999, and decreased year to year as a percentage of net sales. In terms of dollars invested, research and development expenses are expected to remain flat in fiscal 2002.

Net interest expense was $13,000 in fiscal 2001, compared with net interest income of $117,000 and $114,000 in fiscal 2000 and fiscal 1999, respectively. The significant shift to a net interest expense position in fiscal 2001 was due to current fiscal year borrowing against the bank line of credit to fund operating activities, which had not been necessary in fiscal 2000 or fiscal 1999.

Unrealized exchange gains or losses are related to the Company's foreign operations. The Company experiences foreign currency gains and losses, which are reflected on the Company's Statements of Operations, due to the strengthening and weakening of the U.S. dollar against the currencies of the Company's foreign subsidiaries and the resulting effect of the valuation of the intercompany accounts and certain assets of the subsidiaries, which are denominated in U.S. dollars. The net exchange losses for fiscal years 2001, 2000 and 1999 were $110,000, $293,000 and $120,000, respectively, due to the strengthening of the U.S. dollar against the currencies of the Company's foreign subsidiaries. The Company anticipates that it will continue to have exchange gains or losses from foreign operations in the future, although strategies to reduce the size of the gains or losses will be reviewed and implemented whenever economical and practical.

The Company recorded an income tax expense of 35% in fiscal 2001, compared with an income tax benefit of 37% in fiscal 2000 and an income tax benefit of 17% in fiscal 1999. The income tax expense for fiscal 2001 has changed as a percentage primarily because the Company generated pre-tax earnings in fiscal 2001 and incurred pre-tax losses in fiscal 2000. The income tax benefit increase from 17% in fiscal 1999 to 37% in 2000 reflects a lower benefit in fiscal 1999 because of an increase in the deferred tax asset valuation allowance. The Company believes recorded net deferred tax assets are more likely than not to be recoverable, based upon its estimates of future sources of taxable income and the expected timing of temporary difference reversals. The Company believes it will generate sufficient future taxable income to recover its net deferred tax assets from increased sales of its *Imaggia* system product line, sales of the *PS MICR* systems product line and continued sales of maintenance, spares and supplies.

Net income for fiscal 2001 was $0.35 per share, compared with a net loss of $0.05 per share in fiscal 2000 and a net loss of $0.26 per share in fiscal 1999. The return to profitability in fiscal 2001 was due to the increase in document production systems revenues, offset by the effect of reduced gross margins, increased selling, general and administrative expenses, fiscal 2001 interest expense versus fiscal 2000 interest income, and the unfavorable effects of foreign currency exchange rate fluctuations. Similarly, the reduction in the net loss in fiscal 2000, compared with fiscal 1999 was due to the increase in document production systems revenues, offset by the effect of reduced gross margins, increased selling, general and administrative expenses, and the unfavorable effects of foreign currency exchange rate fluctuations.

In February 2001, the Company determined that the market served by its Australian subsidiary could be served more profitably by alternative means, including independent distributors and sales agents, and developed a formal exit plan to cease operations of the subsidiary as of September 30, 2001. In the second quarter of fiscal 2001, the Company recorded a one-time charge of $115,000, anticipating closure of the subsidiary before the end of the fiscal year. Customer service and transition issues delayed the office closing until the first quarter of fiscal 2002. As a result of this delay and refinement of closing cost estimates, an additional charge of $100,000 was recorded in the fourth quarter of fiscal 2001, bringing the total one-time charge to $215,000. By closing the subsidiary, the Company anticipates eliminating annual operating expenses of approximately $500,000, beginning in fiscal 2002, with no further loss of revenues from Pacific Rim customers as a result of this change.

Market Risk

The Company has foreign subsidiaries in England and France (and one in Australia that is in the process of being closed). The Company does business in more than 50 countries and generates approximately 31% of its revenues from outside North America. The Company's ability to sell its products in these foreign markets may be affected by changes in economic, political or market conditions in the foreign markets in which it does business.

The Company's net investment in its foreign subsidiaries was $5.7 million and $7.0 million at September 30, 2001 and 2000, respectively, translated into U.S. dollars at the closing exchange rates. The potential loss based on end-of-period balances and prevailing exchange rates resulting from a hypothetical 10% strengthening of the dollar against foreign currencies was not material in the fiscal year ended September 30, 2001.

From time to time, the Company has entered into foreign exchange contracts as a hedge against specific foreign currency receivables. In fiscal 2001 and 2000, the Company did not enter into any foreign exchange contracts and does not currently anticipate entering into any such contracts.

Factors Affecting Results of Operations

The Company's revenues are subject to fluctuations which may be material.

In January 2000, the Company entered into a three-year equipment and service contract for its *Imaggia* system that is valued at approximately $40.0 million. Equipment deliveries under the contract began in the second quarter of fiscal 2000 and concluded in the third quarter of fiscal 2001. In the fourth quarter of fiscal 2001, the Company executed a new contract with this customer, valued at approximately $19.5 million, approximately $11.5 million for *Imaggia* systems and an estimated $8.0 million over the next three years for supplies and consumable items. Under both contracts, the Company records document production systems and related equipment revenues with the delivery of each component piece of equipment. The Company records revenues for maintenance, spare parts, supplies and consumable items based on the monthly usage of these components. Revenues from this customer have been significant, representing 57% and 32% of total revenues for fiscal 2001 and 2000, respectively. The Company anticipates that revenues from this customer will also be significant in fiscal 2002, but to a lesser extent than in fiscal 2001.

At the end of November 2001, subsequent to fiscal year-end, the Company signed a definitive purchase agreement with Xerox to acquire the North American assets of Delphax, the sole-source supplier of the print engines used in the Company's systems. The transaction is expected to close in late December 2001 and will be financed via a bank credit facility. While the Company expects the acquisition to provide increased revenue and incremental operating income, there can be no assurances that actual results will be as anticipated.

The Company's *PS MICR* systems product line is marketed under an agreement with Océ Printing Systems GmbH for the worldwide exclusive rights to private label, sell and service the *PS75 MICR* product, and provides for certain non-exclusive rights to private label, sell and service other high-performance sheet-fed MICR and non-MICR printing systems manufactured by Océ. Under the agreement, the Company guarantees to purchase a minimum quantity of the PS 75 MICR product, and is subject to a minimum commitment fee, contingent on quantities sold, not to exceed DM 700,000. For fiscal 2001, sales of the *PS MICR* systems product line, totaled $2.0 million, surpassing sales of $463,000 for fiscal 2000, the first year in which the *PS MICR* systems product line was sold, but less than the minimum sales level required by the agreement. While the Company anticipates that sales of the *PS MICR* systems product line will comprise a larger portion of its document production systems revenues in future periods, there can be no assurances that sales levels will be either higher, or high enough to retain current rights of exclusivity.

The Company's net sales and operating results may also fluctuate from quarter to quarter because (i) the Company's sales cycle is relatively long, (ii) the size of orders may vary significantly, (iii) the availability of financing for customers in some countries is variable, (iv) customers may postpone or cancel orders, and (v) economic, political and market conditions in some markets change with minimal notice and effect the timing and size of orders. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's operating costs are relatively fixed, variations in the timing of revenue recognition could result in significant fluctuations in operating results from period to period.

Euro Conversion

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (Euro). The transition period for the introduction of the Euro is from January 1, 1999 to January 1, 2002. The Company has prepared for the introduction of the Euro and has evaluated methods to address the many issues involved with the introduction of the Euro, including the conversion of information technology systems, recalculating currency risk, strategies concerning continuity of contracts, and ramifications on the processes for preparing taxation and accounting records. The Company believes the Euro conversion will not have a material impact on its financial statements.

Revenue Recognition

On December 3, 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin Number 101 *Revenue Recognition in Financial Statements* (SAB 101). SAB 101 summarizes certain of the staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective for the Company in the fourth quarter of fiscal 2001 and had no material impact on the Company's operations or financial position.

Liquidity and Capital Resources

Working capital was $16.9 million at September 30, 2001, compared with $15.0 million at September 30, 2000. The Company's fiscal year-end inventory levels for these years were flat at $11.8 million. Accounts receivable increased to $10.1 million at September 30, 2001, from $5.4 million at September 30, 2000, due to increased sales and the timing of sales in relation to period end. Cash and short-term investments were $592,000 at September 30, 2001, compared with $3.2 million at September 30, 2000. The $2.6 million decrease in cash and short-term investments was primarily due to increases in accounts receivable. Deferred revenue was $1.1 million at September 30, 2001, compared with $3.3 million at September 30, 2000. This decrease was principally due to deliveries under the equipment portion of the three-year contract executed in January 2000 (described above), and the earning of the related deferred revenue.

The Company has undertaken no significant investing activities. No significant capital investment has been undertaken or is planned, and at September 30, 2001, the Company had no material commitments for capital expenditures. Short-term investments are purchased as cash is available and sold as they mature.

As of September 30, 2001 and December 3, 2001, the Company maintained a $2.5 million bank line of credit, which expires on April 30, 2002 and is secured by the Company's accounts receivable, inventory, equipment and general intangibles. Advances under the line of credit bear interest at the bank's reference rate. The line of credit agreement places certain restrictions on the Company, including, among others, requirements as to profitability and minimum levels of tangible net worth. At September 30, 2001, the Company was in compliance with all loan covenants, and the amount owed under the line was $595,000. Subsequent to year-end, the Company plans to undertake new financing activities to finance purchase of the assets of Delphax.

Under the Company's stock repurchase program announced in 1998, the Company purchased 27,250 shares in fiscal 2001 at a cost of $83,000. No shares were repurchased in fiscal 2000. Since the program was announced, the Company has purchased a total of 197,750 shares at a cost of approximately $518,000.

The Company believes that its current and planned financial arrangements, and anticipated level of internally generated funds, will be sufficient to purchase the assets of Delphax and fund the working capital requirements of the enterprise in fiscal 2002.

Cautionary Statement

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company's Annual Report, the Company's Form 10-K, in other filings with the Securities and Exchange Commission, in the Company's press releases and in oral statements made to securities market analysts and shareholders, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from historical earnings and those presently anticipated or projected.

The factors mentioned under the subheading "Factors Affecting Results of Operations" are among those that in some cases have affected, and in the future could affect, the Company's actual results, and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement.

Item 7a. *Qualitative and Quantitative Disclosures about Market Risk*

The qualitative and quantitative disclosures about market risk are included in Item 7 of this report.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements of the Company and its subsidiaries are included in a separate section of this report.

Item 9. *Disagreements on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Reference is made to the section entitled "Election of Directors" included in the Company's definitive proxy statement, to be mailed to shareholders on or about January 31, 2002, and filed with the Securities and Exchange Commission.

Pursuant to Section 16(a) under the Securities Exchange Act of 1934, executive officers, directors and 10% shareholders of the Company are required to file reports on Forms 3, 4 and 5 of their beneficial holdings and transactions in the Company's Common Stock.

Item 11. *Executive Compensation and Transactions*

Reference is made to the section entitled "Executive Compensation" included in the Company's definitive proxy statement, to be mailed to shareholders on or about January 31, 2002, and filed with the Securities and Exchange Commission.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Reference is made to the section entitled "Security Ownership of Principal Shareholders and Management" included in the Company's definitive proxy statement, to be mailed to shareholders on or about January 31, 2002, and filed with the Securities and Exchange Commission.

Item 13. *Certain Relationships and Related Transactions*

None.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

Financial Statements

The following Consolidated Financial Statements of Check Technology Corporation and subsidiaries are submitted in a separate financial statement section of this report.

Description	Page
Report of Independent Auditors	19
Consolidated Balance Sheets — September 30, 2001 and 2000	20
Consolidated Statements of Operations — The years ended September 30, 2001, 2000 and 1999	21
Consolidated Statements of Shareholders' Equity — The years ended September 30, 2001, 2000 and 1999	22
Consolidated Statements of Cash Flows — The years ended September 30, 2001, 2000 and 1999	23
Notes to Consolidated Financial Statements — September 30, 2001	24

Financial Statement Schedules

Number	Description	Page
Schedule II	Valuation and Qualifying Accounts and Reserves	34

All other financial statement schedules have been omitted because they are not applicable, are not required, or the information is included in the financial statements or notes thereto.

Reports on Form 8-K.

The Company did not file any reports on Form 8-K during the three months ended September 30, 2001.

Exhibits

Number	Description	Page or Incorporated by Reference from
3.1	Restated Articles of Incorporation	Exhibit 3.1 to Form 10-K for fiscal year ended September 30, 1987
3.2	Amended Bylaws	Exhibit 3.2 to Form 10-K for fiscal year ended September 30, 1994
4.1	Specimen of the Company's Common Stock Certificates	Exhibit 4(b) to Registration Statement on Form S-1 (No. 2-97193)
4.2	Statement of Rights and Preferences of Capital Stock	Exhibit A to Current Report on Form 8-K dated May 15, 1990
10.1	Lease for Offices in Crawley, England	Exhibit 10.9 to Form 10-K for the eight months ended September 30, 1985

Number	Description	Page or Incorporated by Reference from
10.2	Bank Line of Credit Agreement, as amended, effective March 31, 2001	Exhibit 10.2 filed herewith
10.3	1986 Stock Option Plan	Exhibit 10.8 to Form 10-K for fiscal year ended September 30, 1986
10.4	Form of Indemnification Agreement that the Company has entered into with officers and directors. Such agreement recites the provisions of Minnesota Statutes Section 302A.521 and the Company Bylaw provisions (which are substantially identical to the statute)	Exhibit 10.10 to Form 10-K for fiscal year ended September 30, 1987
10.5	Employment Agreement as of October 1, 2000, between the Company and Jay A. Herman	Exhibit 10.5 to Form 10-K for fiscal year ended September 30, 2000
10.6	1991 Stock Plan	Exhibit 10.10 to Form 10-K for fiscal year ended September 30, 1991
10.7	Lease of Facilities in Minnetonka, Minnesota	Exhibit 10.9 to Form 10-K for fiscal year ended September 30, 1994
10.8	1997 Stock Plan	Exhibit 10.8 to Form 10-K for fiscal year ended September 30, 1997
10.9	Executive Loan Program as Amended	Exhibit 10.9 to Form 10-K for fiscal year ended September 30, 1997
10.10	2000 Stock Plan	Exhibit 10.10 filed herewith
21	List of Subsidiaries	Exhibit 21 filed herewith
23.1	Consent of Independent Auditors	Exhibit 23.1 filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK TECHNOLOGY CORPORATION

By: /s/ JAY A. HERMAN
Jay A. Herman
Chairman and Chief Executive Officer

Dated: December 13, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAY A. HERMAN Jay A. Herman	Chairman and Chief Executive Officer, Director (Principal Executive Officer)	December 13, 2001
/s/ ROBERT M. BARNISKIS Robert M. Barniskis	Vice President, Chief Financial Officer (Principal Financial & Accounting Officer)	December 13, 2001
/s/ R. STEPHEN ARMSTRONG R. Stephen Armstrong	Director	December 13, 2001
/s/ THOMAS H. GARRETT III Thomas H. Garrett III	Director	December 13, 2001
/s/ GARY R. HOLLAND Gary R. Holland	Director	December 13, 2001
/s/ EARL W. ROGERS Earl W. Rogers	Director	December 13, 2001

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 14(a)(1) AND (2), (c), AND (d)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENT SCHEDULES

CERTAIN EXHIBITS

Year Ended September 30, 2001

CHECK TECHNOLOGY CORPORATION

Minnetonka, Minnesota

FORM 10-K — ITEM 14(a)(1) AND (2)

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Check Technology Corporation and subsidiaries are included in Item 8:

Report of Independent Auditors

Consolidated Balance Sheets — September 30, 2001 and 2000

Consolidated Statements of Operations — The years ended September 30, 2001, 2000 and 1999

Consolidated Statements of Shareholders' Equity — The years ended September 30, 2001, 2000 and 1999

Consolidated Statements of Cash Flows — The years ended September 30, 2001, 2000 and 1999

Notes to Consolidated Financial Statements — September 30, 2001

The following consolidated financial statement schedules of Check Technology Corporation and subsidiaries are included in Item 14(d):

Number	Description
Schedule II	Valuation and Qualifying Accounts and Reserves

All other financial statement schedules have been omitted because they are not applicable, are not required, or the information is included in the financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Check Technology Corporation

We have audited the accompanying consolidated balance sheets of Check Technology Corporation and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Technology Corporation and subsidiaries at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

Minneapolis, Minnesota
November 20, 2001

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2001	September 30, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 591,536	$ 3,043,754
Short-term investments	—	108,760
Accounts receivable, less allowance for doubtful accounts of $51,749 and $51,697 as of September 30, 2001 and 2000, respectively	10,129,470	5,398,986
Inventory:		
Raw materials and component parts	7,519,015	6,318,199
Work-in-progress	317,800	1,217,165
Finished goods	3,998,855	4,269,391
	11,835,670	11,804,755
Deferred income taxes	842,851	1,743,519
Other current assets	1,349,280	1,379,702
TOTAL CURRENT ASSETS	24,748,807	23,479,476
EQUIPMENT AND FIXTURES		
Machinery and equipment	2,192,448	1,983,899
Furniture and fixtures	2,440,243	2,169,434
Leasehold improvements	309,932	315,995
	4,942,623	4,469,328
Less accumulated depreciation and amortization	3,904,814	3,582,931
	1,037,809	886,397
TOTAL ASSETS	$25,786,616	$24,365,873
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,333,400	$ 4,242,943
Employee compensation and related taxes	1,573,567	868,362
Income taxes payable	248,132	15,247
Bank line of credit	595,000	—
Deferred revenue	1,053,893	3,316,085
TOTAL CURRENT LIABILITIES	7,803,992	8,442,637
TOTAL LIABILITIES	7,803,992	8,442,637
SHAREHOLDERS' EQUITY		
Common stock — par value $.10 per share — authorized 25,000,000 shares; issued and outstanding: 6,161,138 and 6,190,978 as of September 30, 2001 and 2000, respectively	616,114	619,098
Additional paid-in capital	17,010,008	17,063,384
Accumulated other comprehensive loss	(2,089,483)	(1,968,736)
Retained earnings	2,445,985	209,490
TOTAL SHAREHOLDERS' EQUITY	17,982,624	15,923,236
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$25,786,616	$24,365,873

See notes to consolidated financial statements.

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2001	2000	1999
Sales:			
Printing equipment	$27,803,639	$15,625,836	$ 7,790,870
Maintenance, spares and supplies	15,040,243	13,155,882	14,517,130
NET SALES	42,843,882	28,781,718	22,308,000
Costs and Expenses:			
Cost of sales	21,683,282	14,106,518	10,583,208
Selling, general and administrative	15,100,284	12,235,438	10,949,967
Research and development	2,635,198	2,722,404	2,709,716
	39,418,764	29,064,360	24,242,891
INCOME (LOSS) FROM SYSTEM SALES AND SERVICE	3,425,118	(282,642)	(1,934,891)
Interest expense	52,564	8,214	10,900
Interest income	(39,328)	(125,243)	(124,469)
Unrealized exchange loss	110,013	292,824	120,065
INCOME (LOSS) BEFORE TAXES	3,301,869	(458,437)	(1,941,387)
Income tax expense (benefit)	1,152,000	(168,000)	(327,000)
NET INCOME (LOSS)	$ 2,149,869	$ (290,437)	$(1,614,387)
Basic and diluted earnings (loss) per common share	$ 0.35	$ (0.05)	$ (0.26)
Weighted average number of shares outstanding during the period	6,174,411	6,146,630	6,129,225
Weighted average number of shares and equivalents outstanding during the period, assuming dilution	6,227,724	6,146,630	6,129,225

See notes to consolidated financial statements.

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, September 30, 1998	6,178,120	$617,812	$16,938,385	$ (917,856)	$1,928,785	$18,567,126
Comprehensive loss:						
Net loss	—	—	—	—	(1,614,387)	(1,614,387)
Translation adjustment	—	—	—	(266,214)	—	(266,214)
Total comprehensive loss						(1,880,601)
Exercise of stock options, including tax benefit of $1,047	3,917	392	3,762	—	—	4,154
Purchase of stock	5,420	542	15,041	—	—	15,583
Cancellation of stock	(18,300)	(1,830)	—	—	(45,476)	(47,306)
Vesting of restricted stock	—	—	—	—	86,625	86,625
Cancellation of restricted stock including a tax expense of $27,695	(15,000)	(1,500)	(109,820)	—	57,750	(53,570)
Payment, note receivable	—	—	14,049	—	—	14,049
Balance, September 30, 1999	6,154,157	615,416	16,861,417	(1,184,070)	413,297	16,706,060
Comprehensive loss:						
Net loss	—	—	—	—	(290,437)	(290,437)
Translation adjustment	—	—	—	(784,666)	—	(784,666)
Total comprehensive loss						(1,075,103)
Exercise of stock options, including tax benefit of $13,761	37,983	3,798	138,449	—	—	142,247
Purchase of stock	5,838	584	15,106	—	—	15,690
Vesting of restricted stock	—	—	—	—	86,630	86,630
Cancellation of restricted stock including a tax expense of $23,289	(7,000)	(700)	(41,402)	—	—	(42,102)
Forgiveness of executive officer note	—	—	89,814	—	—	89,814
Balance, September 30, 2000	6,190,978	619,098	17,063,384	(1,968,736)	209,490	15,923,236
Comprehensive income:						
Net income	—	—	—	—	2,149,869	2,149,869
Translation adjustment	—	—	—	(120,747)	—	(120,747)
Total comprehensive income						2,029,122
Purchase of stock	4,410	441	17,750	—	—	18,191
Cancellation of stock	(27,250)	(2,725)	(80,520)	—	—	(83,245)
Tax benefit related to exercise of stock options	—	—	31,885	—	—	31,885
Vesting of restricted stock	—	—	—	—	86,626	86,626
Cancellation of restricted stock including a tax expense of $36,927	(7,000)	(700)	(65,100)	—	—	(65,800)
Forgiveness of executive officer note	—	—	42,609	—	—	42,609
Balance, September 30, 2001	6,161,138	$616,114	$17,010,008	$(2,089,483)	$2,445,985	$17,982,624

See notes to consolidated financial statements.

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	$ 2,149,869	$ (290,437)	$(1,614,387)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	343,870	388,145	364,261
Forgiveness of executive officer note	135,186	89,814	—
Other	82,564	71,313	91,434
Changes in operating assets and liabilities:			
Accounts receivable, net	(4,718,577)	(2,285,884)	(197,755)
Inventory	(91,073)	(1,494,726)	(376,655)
Other current assets	868,221	(889,700)	(41,713)
Accounts payable and accrued expenses	1,033,774	2,070,076	(2,399)
Deferred revenue	(2,261,056)	2,884,708	60,148
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,457,222)	543,309	(1,717,066)
INVESTING ACTIVITIES			
Purchase of equipment and fixtures	(526,349)	(394,533)	(370,750)
Proceeds from sale of equipment	23,321	60,387	9,193
Purchase of short-term investments	(132,563)	(718,519)	(1,634,700)
Proceeds from sale of short-term investments	248,663	781,252	4,068,501
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(386,928)	(271,413)	2,072,244
FINANCING ACTIVITIES			
Issuance of common stock	18,191	157,938	44,172
Repurchase of common stock	(149,045)	(52,497)	(183,061)
Repayment of note receivable from stock sale	11,028	10,394	14,049
Borrowing on bank line of credit, net	595,000	—	—
Repayment of long-term debt and capital leases	—	(36,156)	(12,673)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	475,174	79,679	(137,513)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(83,242)	(190,439)	(36,935)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(2,452,218)	161,136	180,730
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,043,754	2,882,618	2,701,888
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 591,536	$ 3,043,754	$ 2,882,618
Supplemental Schedule			
Forgiveness of executive officer note	$ 135,186	$ 89,814	$ —

See notes to consolidated financial statements.

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001

Note A — *Summary of Significant Accounting Policies*

Nature of Operations: Check Technology Corporation's business is the design, manufacture, sale and service of computerized financial document production systems. The systems can collate, personalize and encode documents into packages tailored to the customers' requirements. The systems are sold through the Company and its international subsidiaries. A significant portion of the total revenues of the Company is related to service and support provided after the sale. The Company has a significant presence in the international check production marketplace in Europe, Australia, Latin America, Asia and the Middle East.

Principles of Consolidation: The financial statements include the accounts of the Company and its wholly owned subsidiaries, Check Technology Ltd., Check Technology Pty. Ltd., and Check Technology France S.A. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-term Investments: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments consist principally of held-to-maturity debt securities. The Company determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Cash equivalents and short-term investments are carried at amounts that approximate market value. Interest on securities is included in interest income.

Inventories: Inventories are carried at the lower of cost or market determined under the first-in, first-out (FIFO) method.

Equipment and Fixtures: Equipment and fixtures are stated on the basis of cost and include the cost of assets held under capital lease obligations. Demonstration equipment not expected to be resold is carried in equipment on a cost basis. Depreciation is provided on the straight-line method over estimated useful lives of 3 to 5 years for machinery and equipment and furniture and fixtures and over 10 years for leasehold improvements. Amortization expense of items under capital lease is included in depreciation expense.

Revenue Recognition: Revenue is recognized when systems are shipped or services are rendered. For spares and consumables stored at customer sites, revenue is recognized when the inventory is used by the customer. Amounts billed to customers under maintenance contracts are recorded as deferred revenue and recognized in income over the term of the maintenance agreement. Customer billings in advance of system shipment are recorded as deferred revenue and recognized upon shipment of the system. Revenue on the Company's *PS MICR* systems product line, manufactured by Océ and private-labeled by the Company, is recorded on a gross basis.

Foreign Currency Translation: The Company's wholly owned foreign subsidiaries' financial statements are measured in their functional currency before translating to U.S. dollars. Gains and losses resulting from the translation are recorded as a component of shareholders' equity.

Income Taxes: The liability method is used to account for income tax expense. Deferred tax assets and liabilities are recorded based on the differences between financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The deferred tax asset is reduced by a valuation allowance to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

Investment tax credits are accounted for under the flow-through, method thereby reducing income taxes in the year in which the credits are realized.

Stock-Based Compensation: The Company follows Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123).

Earnings per Share: The basic earnings per share amounts are determined based on the weighted average common shares outstanding, while the diluted earnings per share amounts also give effect to the common shares dilutive potential. A reconciliation of the denominator in the basic and diluted earnings per share calculation is as follows:

	2001	2000	1999
Denominator for basic earnings per share, weighted average shares	6,174,411	6,146,630	6,129,225
Effect of dilutive securities:			
Employee stock options	53,313	—	—
Dilutive potential common shares	53,313	—	—
Denominator for diluted earnings per share, adjusted weighted average shares	6,227,724	6,146,630	6,129,225

Employee stock options totaling 139,006 and 10,261 in 2000 and 1999, respectively, were excluded from diluted weighted average shares because their impact would be antidilutive.

Comprehensive Income: As of October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in "other comprehensive income."

Derivatives and Hedging Activities: As of October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivatives and Similar Financial Instruments and Hedging Activities.* The Statement requires companies to account for derivatives and hedging activities, including the following two elements: (i) all derivatives are measured at fair value and recognized in the balance sheets as assets or liabilities, and (ii) derivatives meeting certain criteria could be specifically designated as a hedge. The adoption of this Statement had no impact on the Company's operating results or financial position.

Revenue Recognition in Financial Statements: On December 3, 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin Number 101, *Revenue Recognition in Financial Statements* (SAB 101). SAB 101 summarizes certain of the staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective for the Company in the fourth quarter of fiscal 2001 and had no material impact on the Company's operations or financial position.

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141) and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, clarifies the criteria for recognizing intangible assets separately from goodwill and is effective for business combinations completed subsequent to

June 30, 2001. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets not deemed to have an indefinite life will continue to be amortized over their useful lives, but with no maximum life. The amortization provisions of SFAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001 and is required to be adopted for all prior acquisitions in years beginning after October 1, 2002, our fiscal 2003. The Company believes these Statements will have no material effect on the Company's results of operations or financial position.

Reclassification: Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

Note B — Income Tax

Income tax expense (benefit) was based on income (loss) before income taxes as follows:

	Year Ended September 30,		
	2001	2000	1999
Domestic	$2,968,919	$ 575,232	$(1,573,280)
Foreign	332,950	(1,033,669)	(368,107)
Earnings (loss) before income taxes	$3,301,869	$ (458,437)	$(1,941,387)

The components of income tax expense (benefit) as recorded by the Company are as follows:

	Year Ended September 30,		
	2001	2000	1999
Current:			
Federal	$2,135,000	$ —	$ —
State	163,000	6,000	(1,000)
Foreign	(245,000)	—	(38,000)
	2,053,000	6,000	(39,000)
Deferred:			
Federal	(929,000)	145,000	(293,000)
State	(90,000)	14,000	(29,000)
Foreign	118,000	(333,000)	34,000
	(901,000)	(174,000)	(288,000)
Total tax expense (benefit)	$1,152,000	$(168,000)	$(327,000)

A reconciliation of income tax expense (benefit) to the statutory rate of 34% is as follows:

	Year Ended September 30,		
	2001	2000	1999
Statutory rate applied to pre-tax income	$1,123,000	$(156,000)	$(660,000)
Tax credits	125,000	(72,000)	—
Change in valuation allowance	(251,000)	36,000	258,000
Other	155,000	24,000	75,000
Total tax expense (benefit)	$1,152,000	$(168,000)	$(327,000)

Significant components of federal and state deferred tax assets as of September 30 are as follows:

	September 30, 2001	September 30, 2000
Deferred tax assets:		
Net operating loss	$ 477,000	$1,513,000
Business credit carryforwards and alternative minimum tax credits	557,000	682,000
Stock compensation	—	32,000
Inventory valuation reserves	203,000	110,000
Other domestic and foreign differences	153,000	209,000
Gross deferred tax assets	1,390,000	2,546,000
Valuation allowances	(547,000)	(802,000)
Net deferred tax assets	$ 843,000	$1,744,000

At September 30, 2001, the Company has foreign tax loss carryforwards of approximately $1,278,000, which expire in 2004. In addition, the Company has domestic investment tax credits and research and development credit carryforwards of approximately $414,000, which are available to offset future income tax. The credits expire in varying amounts through September 2020. Domestic alternative minimum tax credits of approximately $143,000 are available to offset future income tax with no expiration date. These tax benefits, together with future tax deductions from the reversal of temporary differences, comprise the net deferred tax assets. Deferred tax assets have been offset by a valuation allowance as deemed necessary based on the Company's estimates of its future sources of taxable income and the expected timing of temporary difference reversals.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $896,000 at September 30, 2001. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities of the calculation.

Cash tax payments for the years ended September 30, 2001 and 2000 were $20,000 and $57,500, respectively. For the year ended September 30, 1999, cash tax receipts were $29,000.

Note C — Business, Operations, and Geographic Information

Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* (SFAS 131). SFAS 131 establishes standards for the way public business enterprises report information about operating segments in financial reports issued to shareholders. Based on the Company's organizational structure and the manner in which performance is assessed and operating decisions are made, the Company operates in one worldwide business segment — the sale of printing equipment and related maintenance, spares and supplies. The Company has developed computer-controlled printing systems to produce a variety of documents for the financial services industry. Its primary products provide operating flexibility and efficiency through sophisticated software and paper handling mechanisms and produce quality alphanumeric and machine-readable print. The Company is solely dependent on one vendor for the supply of non-impact alphanumeric print engines used in the printing systems sold by the Company. The vendor has been able to meet the Company's delivery schedules to date.

The Company's manufacturing operations are located in the United States. Sales and service operations are located in the United States, United Kingdom, France and Australia. The Company's products are marketed worldwide. The following is a summary of the Company's revenues and long-lived assets for the geographic areas in which the Company has operations:

	Year Ended September 30, 2000		
	2001	2000	1999
Total revenues(a):			
United States	$31,525,592	$16,328,127	$ 8,250,760
United Kingdom	6,805,811	6,602,508	8,058,088
France	3,582,936	4,133,805	4,060,672
Australia	929,543	1,717,278	1,938,480
Consolidated revenues	$42,843,882	$28,781,718	$22,308,000

	September 30, 2000		
	2001	2000	1999
Long-lived assets:			
United States	$ 915,905	$ 684,185	$ 728,691
United Kingdom	74,086	98,543	91,866
France	27,931	25,254	31,594
Australia	19,887	78,415	117,862
Consolidated long-lived assets	$ 1,037,809	$ 886,397	$ 970,013

(a) Revenues are attributed to countries based on the location of each country's operations.

Export sales to customers were $2,396,000, $2,963,000 and $3,408,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

In fiscal 2001 and fiscal 2000, sales to one customer were $24,261,000 and $9,265,000, 57% and 32%, respectively, of total sales for the fiscal year. At September 30, 2001 and 2000, accounts receivable from this customer totaled $5,857,000 and $1,059,000, 58% and 20%, respectively, of total trade accounts receivable as of that date. In addition, as of September 30, 2001 and 2000, the Company recorded deferred revenue of $632,000 and $2,932,000, respectively, related to this customer. In fiscal 1999, there were no sales to a single customer in excess of 10% of total sales.

Note D — Stock Options and Benefit Plan

During fiscal year 2001, the Company had four stock option programs, the 1986 Stock Option Plan (the 1986 Plan), the 1991 Stock Plan (the 1991 Plan), the 1997 Stock Plan (the 1997 Plan) and the 2000 Stock Plan (the 2000 Plan) for its key employees and non-employee directors. The 1986 Plan was adopted in October 1986, the 1991 Plan in March 1991, the 1997 Plan in June 1997 and the 2000 Plan in March 2001. Stock options under the 1986 Plan are non-qualified, while those under the 1991 Plan, the 1997 Plan and the 2000 Plan can be granted as either non-qualified or incentive stock options. The 1991 Plan, the 1997 Plan and the 2000 Plan also authorize the granting of awards in the forms of stock appreciation rights, restricted stock or deferred stock. In all cases, subject to the provisions of the plans, the board of directors has complete discretion in establishing the terms and conditions of each option granted to the employees of the Company. During fiscal 1995, an executive officer exercised stock options for a $148,966 interest-bearing note, collateralized by the underlying stock, described in detail in NOTE E.

A summary of outstanding options and shares reserved under each plan for the last three fiscal years is as follows:

The 1986 Plan

At September 30, 2001, 2000 and 1999, there were no options outstanding under the 1986 Plan, with 188,660 shares reserved for future grants.

The 1991 Plan

	Shares Reserved for Future Grants	Options Outstanding	Weighted Average Exercise Price per Share
Balance, September 30, 1998	47,050	247,194	$6.36
Options exercised	—	(17,500)	2.46
Restricted stock canceled	6,000	—	—
Options canceled	17,000	(17,000)	5.99
Balance, September 30, 1999	70,050	212,694	6.71
Options exercised	—	(17,700)	3.65
Options canceled	47,160	(47,160)	7.26
Balance, September 30, 2000	117,210	147,834	6.91
Options exercised	—	—	—
Options canceled	3,000	(3,000)	8.88
Balance, September 30, 2001	120,210	144,834	$6.87

At September 30, 2001, 2000 and 1999, there were 144,834, 140,709 and 176,569 options, respectively, currently exercisable under the 1991 Plan at prices of $4.38 to $9.63 per share. No options were granted under the 1991 Plan in 2001, 2000 or 1999; total compensation expense for stock-based compensation was $86,626, $86,630 and $86,625 in each of the three years, respectively.

The 1997 Plan

	Shares Reserved for Future Grants	Options Outstanding	Weighted Average Exercise Price per Share
Balance, September 30, 1998	662,500	87,500	$4.90
Options granted	(405,000)	405,000	2.62
Options canceled	58,800	(58,800)	3.20
Balance, September 30, 1999	316,300	433,700	3.00
Options exercised	—	(20,283)	3.15
Options granted	(108,500)	108,500	2.77
Options canceled	75,167	(75,167)	2.78
Balance, September 30, 2000	282,967	446,750	2.99
Options granted	(182,700)	182,700	4.01
Options canceled	4,100	(4,100)	3.39
Balance, September 30, 2001	104,367	625,350	$3.28

At September 30, 2001, 2000 and 1999, there were 237,858, 70,767 and 60,625 options, respectively, currently exercisable under the 1997 Plan, at prices of $2.63 to $6.50 per share.

The 2000 Plan

On March 22, 2001, the shareholders approved adoption of the 2000 Stock Plan. Common shares available for distribution under the Plan were 1,250,000. As of September 30, 2001, no shares had been issued under the Plan.

Total shares under all plans reserved for options and restricted stock are 1,183,421 shares.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Expected stock price volatility	49	50	49
Risk-free interest rate	6.6	5.92	6.18
Expected life of options	7 years	7 years	7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income or loss, and net earnings or loss per share, for each of the three years ended September 30, 2001, 2000 and 1999, respectively, were as follows:

	Year Ended September 30,		
	2001	2000	1999
Net income (loss), pro forma	$1,916,402	$(400,180)	$(1,830,483)
Basic and diluted earnings (loss) per share, pro forma	0.31	(0.07)	(0.30)
Weighted average fair value of options granted during the year	2.40	1.68	1.69

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price per Share	Number Outstanding	Weighted Average Exercise Price per Share
$1.750-4.750	622,684	5.37	$3.24	239,192	$3.08
5.063-7.750	107,000	3.11	6.11	103,000	6.14
8.125-9.625	40,500	3.37	9.34	40,500	9.34
$1.750-9.625	770,184	4.95	$3.96	382,692	$4.57

The 401(k) Plan

The Company has a defined contribution salary deferral plan covering substantially all United States employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to make contributions up to the maximum amount provided under the Code. The Company makes an annual minimum contribution equal to 50% of the participants' before-tax contributions up to 6% of base salary. The expense related to the plan was $126,651, $119,811 and $124,455, for the years ended September 30, 2001, 2000 and 1999, respectively.

Note E — Executive Loan

During fiscal 1995, the President and Chief Executive Officer exercised 40,000 options to purchase common stock at $2.00 per share, by executing a $148,996, five-year, full recourse note, bearing interest at a floating rate, under the Executive Loan Program. The purpose of the loan was to provide cash for the exercise of the options and to pay the related income taxes. When exercised, the Company's stock had a market value of $6.375 per share. In 1998, the loan terms were amended to change the loan from full-recourse to non-recourse, and the floating rate was fixed at 5.25%. In May of fiscal 2000, acknowledging the President and Chief Executive Officer's contribution to the Company, and the depressed value of the underlying stock securing the loan, the Company extended the term of the loan to May 2001 and granted forgiveness of the loan ratably over the extension period. These modifications resulted in the options being treated as a fixed stock award. The Company recognized the fair market value of the stock award of $225,000 over the extension period, which concluded in the third quarter of fiscal 2001. Compensation expense of $135,186 and $89,814 was recognized in the years ended September 30, 2001 and 2000, respectively. Over the life of the loan total principal payments were $54,671.

Note F — Closure of the Company's Australian Subsidiary

In February 2001, the Company committed to a plan to close its subsidiary in Australia, developed a formal exit plan to cease operations effective September 30, 2001, and communicated the plan to all 14 full- and part-time employees of the subsidiary. The Company determined that operations in the market served by the Australian subsidiary could be more profitably served by alternative means, including independent distributors and sales agents. At the commitment date, exit costs were estimated at $115,000, comprised solely of termination benefits, which were included with selling, general administrative expenses in the Consolidated Statements of Operation and with employee compensation and related taxes in the Consolidated Balance Sheets. Customer service and transition issues have delayed the office closing until the first quarter of fiscal 2002. As a result of this delay and refinement of closing cost estimates, an additional charge of $100,000 was recorded in the fourth quarter of fiscal 2001, bringing the total one-time charge to $215,000. As summarized below, the incremental $100,000 was comprised of additional employee termination benefits, leasehold demolition and space restoration expenses, and lease termination fees not previously anticipated, and a loss on disposal of fixed assets, originally expected to be sold at net book value. The fourth quarter charge was included with selling, general administrative expenses in the Consolidated Statements of Operation, and in the Consolidated Balance Sheets, $56,000 in employee compensation and related taxes, $28,000 in accounts payable and a $16,000 reduction of leasehold improvements. As of September 30, 2001, $22,000 has been paid out in employee termination benefits and recorded against the related accrual, leaving a reserve balance at the end of the fiscal year of $177,000. Nine full- and part-time employees remain as of September 30, 2001. Activity in the fiscal year ended September 30, 2001 was as follows:

	Initial Reserve February 19, 2001	Additional Restructuring Charges	Charges Against Reserve	Asset Reserve	Remaining Reserve September 30, 2001
Severance	$115,000	$ 56,000	$(22,000)	$ —	$149,000
Lease termination and other expenses	—	28,000	—	—	28,000
Loss on disposal of fixed assets	—	16,000	—	(16,000)	—
	$115,000	$100,000	$(22,000)	$(16,000)	$177,000

Note G — Commitments and Contingencies

Building, equipment and automobile rentals under operating leases were $1,033,956, $1,235,598 and $1,249,909 for the years ended September 30, 2001, 2000 and 1999, respectively.

The Company leases its corporate offices under a fifteen-year agreement expiring on September 15, 2010. Annual rental under the lease is $420,000, increasing to $481,000 in the eleventh year and thereafter. The Company is obligated to pay operating expenses and real estate taxes incurred by the landlord. The Company has the right to terminate such lease at the end of the tenth lease year, subject to a termination fee.

The Company's subsidiary in the United Kingdom leases office space under a lease expiring in 2013. Annual rental under the lease is $180,000, subject to adjustment every five years, plus a pro rata share of operating expenses incurred by the landlord.

Total future minimum rental commitments for operating leases of facilities, sales offices, equipment and automobiles are $8,360,199 and are due as follows: fiscal years ending September 30, 2002 — $980,275; 2003 — $943,031; 2004 — $898,872; 2005 — $863,504; 2006 — $866,388; thereafter — $3,808,129.

In April 1999, the Company completed an agreement with Océ Printing Systems GmbH for worldwide exclusive rights to private label, sell and service the PS75 MICR product. The Company guarantees to purchase a minimum quantity of PS75 product. The Company is subject to a minimum commitment fee, contingent on quantities sold, not to exceed DM 700,000. The Company expects sales to fall short of the minimum for the measurement period and has accrued the estimated commitment fee in cost of sales for the year ended September 30, 2001.

Note H — Line of Credit and Notes Payable

The Company has a $2,500,000 revolving line of credit with a bank, secured by the Company's accounts receivable, inventory, equipment and general intangibles. Advances under the line of credit bear interest at the bank's reference rate; a commitment fee at the annual rate of 0.2% applies to any unused portion of the line.

The line of credit agreement places certain restrictions on the Company, including, among others, requirements as to profitability and minimum levels of tangible net worth. On September 30, 2001, borrowings under the line of credit were $595,000, at an interest rate of 6.0%, and the Company was in compliance with the covenants under the agreement.

In addition to the line of credit agreement, the Company's United Kingdom subsidiary has a guarantee facility with a bank to provide a VAT Deferred Bond. There is no security deposit requirement under the agreement.

Cash interest payments, principally comprised of interest on the line of credit for the year ended September 30, 2001, and facility fees on the line of credit for the years ended September 30, 2000 and 1999, were $50,175, $6,421 and $6,480, respectively.

Note I — Subsequent Event

At the end of November 2001, the Company signed a definitive purchase agreement with Xerox to acquire, in a cash transaction, the North American assets of Delphax, the sole-source supplier of the print engines used in the Company's systems since the Company's inception. In addition to giving the Company ownership of its core print technology and associated expertise, the Company's and Delphax's product lines are highly complementary. The transaction is expected to close in late December 2001. As of September 30, 2001, costs related to the purchase totaled $431,000 and were included in Other Current Assets on the Balance Sheet as of that date.

Note J — Summarized Quarterly Financial Information (Unaudited)

	Quarter Ended			
	December 31	March 31	June 30	September 30
Fiscal 2001				
Net sales	$10,905,661	$10,834,706	$10,894,686	$10,208,829
Gross profit	5,051,592	5,425,819	5,258,110	5,425,079
Net income	510,559	178,222	452,016	1,009,072
Basic earnings per share	0.08	0.03	0.07	0.16
Diluted earnings per share	0.08	0.03	0.07	0.16
Fiscal 2000				
Net sales	$ 6,345,437	$ 6,864,600	$ 7,117,615	$ 8,454,066
Gross profit	3,491,819	3,336,314	3,594,138	4,252,929
Net (loss) income	(119,855)	(207,513)	131,471	(94,540)
Basic (loss) earnings per share	(0.02)	(0.03)	0.02	(0.02)
Diluted (loss) earnings per share	(0.02)	(0.03)	0.02	(0.02)

CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	(Deductions)	Balance at End of Period
I. Allowance for doubtful accounts					
Year ended September 30, 2001	$ 51,697	—	52(a)	—	$ 51,749
Year ended September 30, 2000	$ 50,000	1,697	—	—	$ 51,697
Year ended September 30, 1999	$ 50,000	—	—	—	$ 50,000
II. Reserve for obsolete and slow moving inventory					
Year ended September 30, 2001	$495,000	302,000	7,000(a)	—	$804,000
Year ended September 30, 2000	$480,000	1,000	61,000(a)	(47,000)	$495,000
Year ended September 30, 1999	$400,000	104,000	(18,000)(a)	(6,000)	$480,000

(a) Reflects the effects of foreign currency fluctuations

BOARD OF DIRECTORS

Jay A. Herman
Chairman of the Board, President and Chief Executive Officer
Check Technology Corporation

R. Stephen Armstrong
Executive Vice President,
Treasurer and Chief Financial Officer
Patterson Dental Company

Thomas H. Garrett III
Business Consultant
Secretary, Check Technology Corporation

Gary R. Holland
Chairman of the Board, President and Chief Executive Officer
Fargo Electronics, Inc.
Chairman of the Board
Datakey Inc.

Earl W. Rogers
Business Consultant

SENIOR MANAGEMENT

Jay A. Herman
Chairman of the Board, President and Chief Executive Officer

Robert M. Barniskis
Vice President and Chief Financial Officer

M.H. (Bill) Kuhn
Vice President of Customer Service

Bruce H. Malmgren
Vice President of Sales

Kevin R. Mitchell
Vice President of Marketing

Dieter P. Schilling
Vice President of Operations

Peter J. Wood
Vice President of Engineering

Ian J.S. Jaggard
Managing Director
Check Technology Limited

Didier Triaire
Managing Director
Check Technology France S.A.

SEC FORM 10-K

Additional copies of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission are available without charge by writing:

Controller
Check Technology Corporation
12500 Whitewater Drive
Minnetonka, Minnesota 55343-9420

REGISTRAR AND TRANSFER AGENT

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
South Saint Paul, Minnesota 55164-0854
1-800-468-9716

CORPORATE COUNSEL

Lindquist & Vennum PLLP
Minneapolis, Minnesota

AUDITORS

Ernst & Young LLP
Minneapolis, Minnesota

INVESTOR RELATIONS COUNSEL

BlueFire Partners, Inc.
Minneapolis, Minnesota

NOTICE OF ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held on Thursday, March 21, 2002, at 3:00 p.m., Central Standard Time at the Company's headquarters at 12500 Whitewater Drive, Minnetonka, Minnesota 55343-9420.

CORPORATE HEADQUARTERS

Check Technology Corporation
12500 Whitewater Drive
Minnetonka, Minnesota 55343-9420
United States of America

Website: www.checktechnology.com
Telephone: +1 952-939-9000
Fax: +1 952-939-1151
E-mail: info@checktechnology.com

SUBSIDIARIES

Check Technology Limited
3/4 Satellite Business Village
Fleming Way, Crawley
West Sussex RH10 9NE
United Kingdom

Telephone: +44 (0) 1-293-551051
Fax: +44 (0) 1-293-561079

Check Technology France S.A.
8-10 rue du bois Sauvage
91055, Evry cedex
France

Telephone: +33 (0) 1-69-36-11-20
Fax: +33 (0) 1-69-36-11-21

Check Technology Canada Limited
5030 Timberlea Boulevard
Mississauga, Ontario
Canada L4W 2S5

Telephone: +1 905-238-2961
Fax: +1 905-238-3402

CTCQ NASDAQ LISTED

CHECK
TECHNOLOGY
CORPORATION

Check Technology Corporation
12500 Whitewater Drive
Minnetonka, Minnesota 55343-9420
United States of America

Website: www.checktechnology.com
Telephone: +1 952-939-9000
Fax: +1 952-939-1151
E-mail: info@checktechnology.com

Intelligent and Secure *Digital Printing Solutions*

Opening Doors

CTCQ
NASDAQ
LISTED